*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Equillium, Inc. in connection

with its Registration Statement on Form S-1

filed September 17, 2018

Karen E. Anderson T: +1 858 550-6088 kanderson@cooley.com	VIA EDGAR AND FEDEX

September 21, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald E. Field

Re:    Equillium, Inc.

Registration Statement on Form S-1

Filed September 17, 2018

File No. 333-227387

Dear Mr. Field:

On behalf of our client, Equillium, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 28, 2018 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on August 3, 2018, which was subsequently amended on August 30, 2018 and filed with the Commission on September 17, 2018 (as amended, the “Registration Statement”). In this letter, we are responding only to comment number 8 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Karen E. Anderson, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6088.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 21, 2018 Page 2 of 7	CONFIDENTIAL

Staff Comment and Company Response

Critical Accounting Policies and Significant Judgement and Estimates

Stock-Based Compensation Expense, page 75

8.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response:

Historically, the fair value of the common stock underlying the Company’s stock-based awards has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management. All options to purchase shares of the Company’s common stock were intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, determined in good faith and based on the information known to the Board on the date of grant. In the absence of a public trading market for the Company’s common stock, on each grant date, the Board considered various objective and subjective factors as set forth on page 75 of the Registration Statement, along with input from management, to determine the fair value of the Company’s common stock.

In addition to the above factors, as part of its assessment of the fair value of the Company’s common stock for purposes of making stock option grants, the Board most recently also considered and relied upon appraisals of the fair value of the Company’s common stock as of March 31, 2018, July 31, 2018 and September 12, 2018 from independent third-party valuation specialists using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 21, 2018 Page 3 of 7	CONFIDENTIAL

The following is a summary of recent valuations:

March 31, 2018 Valuation and June 2018 Option Grants

In accordance with the Practice Aid, the March 31, 2018 valuation used an option pricing method (“OPM”). The enterprise value was determined using a precedent transaction “backsolve” method based upon the Company’s pro forma Series A financing1, which was based on the Company’s anticipated valuation as determined by management in good faith after a review of all relevant facts and circumstances and the Company’s financing target and terms. A discount for lack of marketability (“DLOM”) of 40% was applied to the OPM utilizing three scenarios that assumed (1) financing in late 2018, (2) financing in early 2019 or (3) dissolution in early 2019, weighted at 35%, 35% and 30%, respectively. The resulting fair value of the Company’s common stock was $0.35 per share.

On June 6, 2018, the Board granted options to purchase an aggregate of 43,478 shares of common stock. On such grant date, the Board determined that the fair value of the Company’s common stock was $0.35 per share in connection with the grants of such stock options, in consideration of the valuation analysis as of March 31, 2018 and the other objective and subjective factors described in the Registration Statement. The Board determined that, as of June 6, 2018, no significant business or market developments had occurred since the valuation date of March 31, 2018.

June 30, 2018 Valuation

In accordance with the Practice Aid, the June 30, 2018 valuation used an OPM. The enterprise value was determined using a precedent transaction “backsolve” method based again upon the Company’s pro forma Series A financing. A DLOM of 40% was applied to the OPM and three scenarios were utilized that assumed (1) financing in late 2018, (2) financing in early 2019 or (3) dissolution in early 2019, weighted at 35%, 35% and 30%, respectively. The resulting fair value of the Company’s common stock was $0.41 per share. All assumptions utilized in the March 31, 2018 and June 30, 2018 valuations were the same as no significant business or market developments had occurred. The resulting increase was due primarily to the passage of time between the valuation dates.

The Company did not grant any stock options during the period between June 6, 2018 and August 15, 2018.

Value Creating Events/Actions Post June 30, 2018

Prior to June 30, 2018, the Company had not taken steps regarding the possibility of an initial public offering (“IPO”).    In addition, prior to such time, the Company’s sole financing sources were the founders and friends and family of the Company’s management team who invested in the Company through convertible notes. As of June 30, 2018, the Company was comprised of just seven employees, had not received authorization from the U.S. Food and Drug Administration (the “FDA”) that it could commence clinical development of its only product candidate, EQ001 (itolizumab), and faced an uncertain future with respect to being able to raise the necessary capital to fund its operations and continue as a going concern.

[1]

Note: The Company never actually completed a Series A Financing or any financing transaction in which an independent third party investor provided validation of the valuation of the Company’s capital stock. The planned IPO will be the first such valuation-validating event.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 21, 2018 Page 4 of 7	CONFIDENTIAL

Between June 30, 2018 and July 31, 2018, a number of developments occurred that significantly increased the Company’s value and made it more likely that the Company could consummate a private financing or the IPO, including:

(i)	The Company engaged investment banks for purposes of serving as underwriters for an IPO.

(ii)	On July 10, 2018, the Company and the underwriters held an organizational meeting for the planned IPO.

(iii)

On July 27, 2018, the Company received a “study may proceed” letter from the FDA with respect to the Company’s Investigational New Drug application (“IND”) for its only product candidate, EQ001, for the treatment of acute graft-versus-host disease. As a result of such letter, the Company went from having, with respect to its only product candidate EQ001, a preclinical-stage asset with limited IND enabling data to having an asset that was able to proceed into human clinical trials in the United States, thereby shortening the potential development of EQ001 by 12 to 18 months. Further, having authority from the FDA to commence human clinical trials in the United States, meant that the Company would not have to conduct the extensive research and development activities required to support an IND nor the research and development that is expensive and time-consuming and that had already been completed by the Company’s collaboration partner, Biocon S.A. outside the United States with respect to itolizumab, the biocomparability to EQ001 of which was reviewed by the FDA in approving the IND.

(iv)	The Company undertook significant preparations to submit a confidential draft registration statement on Form S-1 to the Commission, which was first submitted on August 3, 2018.

(v)	The Company conducted initial “testing-the-waters” meetings with potential investors.

(vi)	The Company progressed its clinical trial plans for EQ001 including activities related to selecting and commencing contracting discussions with a contract research organization.

(vii)	The U.S. IPO market for biotechnology companies continued to be strong, with seven biotechnology IPOs pricing in the month of July 2018, alone.

(viii)	The capital markets in the United States continued to perform strongly with each of the Dow Jones Industrials, S&P500, Nasdaq 100, and Nasdaq composite indexes all ending the month of July positively.

Subsequent to July 31, 2018, additional developments occurred that further increased the Company’s value and made it more likely that the Company could consummate a successful IPO, including:

(i)	The Company hired key personnel, including the Company’s Chief Medical Officer, Krishna R. Polu, M.D., a Vice President of Development Operations, and a Vice President of Commercial.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 21, 2018 Page 5 of 7	CONFIDENTIAL

(ii)	The Company added the following three independent members to the Board: Martha J. Demski, Charles McDermott and Mark Pruzanski, M.D.

(iii)	The Company conducted additional “testing-the-waters” meetings with potential investors.

(iv)	The Company progressed its clinical trial plans for EQ001 including activities related to protocol amendment, assay development and validation work, and packaging of clinical drug supply.

(v)	The capital markets remained strong and two additional biotechnology IPOs priced in the traditionally-slow month of August.

July 31, 2018 Valuation and August 2018 Option Grants

In accordance with the Practice Aid, the July 31, 2018 valuation used a hybrid method of an OPM and the probability-weighted expected return method (“PWERM”) to allocate enterprise value. The enterprise value for the OPM arm of the analysis (the stay private scenario) was determined using a precedent transaction “backsolve” method based upon the Company’s pro forma Series A financing. The enterprise value for the PWERM arm of the analysis (the IPO scenario) was determined using a guideline public company method by choosing a group of comparable companies that recently conducted an IPO. An analysis was performed for two potential IPO scenarios: (1) an early-term IPO scenario and (2) a late-term IPO scenario. The enterprise values used for the OPM and PWERM were each less than the enterprise value that is implied by the estimated public offering price discussed below. This was due primarily to the early stage of the Company’s development programs, the belief that the Company may conduct a private equity financing before it could pursue an IPO, and that not being able to complete a financing was still a risk for the Company. A DLOM of 8%, 13% and 22% was applied to the early-term IPO scenario, late-term IPO scenario and OPM arm, respectively. The hybrid model weighted the PWERM arm at 25% and 25% for the early-term IPO and late-term IPO scenarios, respectively, the OPM arm at 30% and dissolution at 20%. The resulting fair value of the Company’s common stock was $28.39 per share.

On August 16, 2018, the Board granted an option to purchase an aggregate of 24,155 shares of common stock. On such grant date, the Board determined that the fair value of the Company’s common stock was $28.39 per share in connection with the grant of such stock option, in consideration of the valuation analysis as of July 31, 2018 and the other objective and subjective factors described in the Registration Statement. The Board determined that on August 16, 2018, no significant business or market developments had occurred since the valuation date of July 31, 2018, as the Company’s initial draft submission of the Registration Statement had already been assumed and taken into account in the July 31, 2018 valuation.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 21, 2018 Page 6 of 7	CONFIDENTIAL

September 12, 2018 Valuation and September 2018 Option Grants

In accordance with the Practice Aid, the September 12, 2018 valuation used a hybrid method of an OPM and a PWERM to allocate enterprise value. The enterprise value for the OPM arm of the analysis (the stay private scenario) was determined using a precedent transaction “backsolve” method based upon the Company’s pro forma Series A financing. The enterprise value for the PWERM arm of the analysis (the IPO scenario) was determined using a guideline public company method by choosing a group of comparable companies that recently conducted an IPO. An analysis was performed for two potential IPO scenarios: (1) an early-term IPO scenario and (2) a late-term IPO scenario. The enterprise values used for the OPM and PWERM were each less than the enterprise value that is implied by the estimated public offering price discussed below. This was due primarily to the early stage of the Company’s development programs and financing uncertainty. A DLOM of 6%, 12% and 22% was applied to the early-term IPO scenario, late-term IPO scenario and OPM arm, respectively. The hybrid model weighted the PWERM arm at 30% and 25% for the early-term IPO and late-term IPO scenarios, respectively, the OPM arm at 30% and dissolution at 15%. The resulting fair value of the Company’s common stock was $33.32 per share.

On September 13, 2018, the Board granted options to purchase an aggregate of 28,897 shares of common stock and on September 14, 2018, the Board granted options to purchase an aggregate of 2,761 shares of common stock. On such grant dates, the Board determined that the fair value of the Company’s common stock was $33.32 per share in connection with the grants of such stock options, in consideration of the valuation analysis as of September 12, 2018 and the other objective and subjective factors described in the Registration Statement. The Board determined that on each of September 13, 2018 and September 14, 2018, no significant business or market developments had occurred since the valuation date of September 12, 2018.

Planned Retrospective Reassessment

However, the Company also advises the Staff that once the IPO price has been determined, the Company anticipates retrospectively reassessing, solely for financial accounting purposes, the common stock fair value utilized in the valuation of options granted in August 2018 and September 2018. The Company advises the Staff that the fair value for financial accounting purposes of the options granted in August 2018 and September 2018 will be reassessed to incorporate the price that shares of Common Stock are sold to the public in the IPO and that it expects to include any related stock-based compensation charges in the third quarter of 2018 and over the related vesting periods of the options granted in such quarter. The Company further advises the Staff that it will update the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement to reflect the Company’s intention to perform the retrospective reassessment of the common stock fair value related to the options granted in August 2018 and September 2018.

Preliminary IPO Price Range

In September 2018, the Company had “testing-the-waters” meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”). In connection with such meetings, the Company received feedback from potential investors which caused the underwriters and the Board to increase its expectations regarding the anticipated probability of a near-term IPO and the value of the Company.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 21, 2018 Page 7 of 7	CONFIDENTIAL

The Company respectfully advises the Staff that on September 20, 2018, representatives of the joint book-running managers of its IPO advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary pre-money valuation of between $[…***…] million and $[…***…] million, which would correspond to an estimated IPO price range to be included on the cover of the Company’s preliminary prospectus of $[…***…] to $[…***…] per share, which is equivalent to $[…***…] to $[…***…] per share before the application of the expected 1 for […***…] stock split to be effected prior to the filing of the Company’s preliminary prospectus (the “Preliminary IPO Price Range”).

The Company advises the Staff that it will set forth a bona fide initial offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, which price range will be narrower than but within the Preliminary IPO Price Range (it is anticipated to be a $2.00 range after the implementation of the expected stock split). The parameters of that narrower price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

**********

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. And please contact me at (858) 550-6088 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

COOLEY LLP

/s/ Karen E. Anderson, Esq.

Karen E. Anderson, Esq.

cc:	Daniel M. Bradbury, Equillium, Inc.

Bruce Steel, Equillium, Inc.

Matthew T. Bush, Latham & Watkins LLP

***	CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. § 200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM